Exhibit 99.1

Dan Titcomb Intends to Drop Lawsuit Against Jaguar Mining and Certain of its Directors

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Aug. 14, 2012 /CNW/ - Jaguar Mining Inc.  (JAG: TSX/NYSE) today announced that it has been informed by counsel to Daniel Titcomb, that Mr. Titcomb, the Company's former President and Chief Executive Officer, intends to drop the lawsuit that the Company previously announced had been filed by Mr. Titcomb against the Company and three of its directors.

On June 28, 2012, the Company announced that Mr. Titcomb had filed a lawsuit in New Hampshire against the Company and three of its directors in connection with the termination of his employment as the President and Chief Executive Officer of the Company.  Mr. Titcomb filed the lawsuit on March 27, 2012, but did not serve the lawsuit on the Company or any of the directors at such time.  On June 6, 2012, Mr. Titcomb filed a motion to extend the time for service of the lawsuit.  The Company learned of the lawsuit in late June 2012 when it received a notice from the New Hampshire court advising the Company that it granted the motion to extend service.  As of the date hereof, Mr. Titcomb has not served the lawsuit on the Company or any of the directors.

Among other things, Mr. Titcomb alleged that his termination occurred as a result of a change of control and was therefore entitled to three years of compensation plus three years of bonus.  He was also claiming an unspecified amount of damages under applicable New Hampshire employment laws.  Jaguar and its directors believe the claim to be without merit, and if the lawsuit is not withdrawn as counsel to Mr. Titcomb advised it will be, the Company will vigorously defend this lawsuit and will take any steps necessary to protect Jaguar's interests, including filing a counterclaim against Mr. Titcomb for, among other things, breaches of his fiduciary duties to the Company prior to his termination.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 10:15e 14-AUG-12